Exhibit 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction

FL 56 Inter., Corp.	Delaware
D 56 Inc.	Minnesota
Lenox, Incorporated	New Jersey
Lenox Worldwide LLC	Delaware
Lenox Retail, Inc.	Minnesota
Lenox Sales, Inc.	Minnesota